Exhibit 17.1

September 16, 2014

Ruth Patterson

President

Codesmart Holdings, Inc.

Letter of Resignation

Dear Ruth,

Please accept this letter as notice of my resignation from the Board of Directors of Codesmart Holdings, Inc., and from my employment as COO of the Company effective as of 12:01 a.m., September 17, 2014.

Sincerely,

 /s/ Sharon Franey

Sharon Franey